Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 333-96923, 333-106975, 333-118705, 333-126415 and 333-137258 and Forms S-3 No. 333-123490, 333-136142 and 333-138639) pertaining to the Quantum Fuel Systems Technologies Worldwide, Inc. 2002 Stock Incentive Plan, of our report dated July 16, 2007, with respect to the consolidated financial statements and schedule of Quantum Fuel Systems Technologies Worldwide, Inc., our report dated July 16, 2007 with respect to Quantum Fuel Systems Technologies Worldwide, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Quantum Fuel Systems Technologies Worldwide, Inc., included in the Annual Report (Form 10-K) for the year ended April 30, 2007.

/s/ ERNST & YOUNG LLP

Irvine, California

July 16, 2007